UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 17, 2026, SFL Corporation Ltd. (the “Company”) entered into the Second Amended and Restated Sales Agreement (the “Sales Agreement”) with BTIG, LLC, as sales agent (“BTIG”), pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $100 million of its common shares, par value $0.01 per share (the “Common Shares”), under the Company’s “at-the-market” offering program.

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Sales Agreement, dated March 17, 2026, by and between the Company and BTIG.

Attached to this Report as Exhibit 5.1 is the opinion of MJM Limited, relating to the Common Shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-294365) that was filed with the U.S. Securities and Exchange Commission effective March 17, 2026.

Forward-Looking Statements
Matters discussed in this Report on Form 6-K may constitute forward-looking statements. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, the Company’s forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	March 18, 2026	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)